Exhibit 99.1

Aphria Announces Proposed Private Offering of US$300 Million of Convertible Senior Notes Due 2024

LEAMINGTON, ON, April 16, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA), a leading global cannabis company, today announced that it proposes to offer pursuant to a private placement US$300 million aggregate principal amount of convertible senior notes due 2024 (the "notes"), subject to market conditions and other factors. Aphria also intends to grant to the initial purchasers of the notes an option, exercisable within 30-day period, to purchase up to an additional US$45 million aggregate principal amount of notes. The notes are to be offered and sold to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the "Act"), and outside the United States to non-U.S. persons in compliance with Regulation S under the Act.

Aphria expects to use the net proceeds from the offering of the notes to support its international expansion initiatives, for future acquisitions and for general corporate purposes, including working capital requirements, in jurisdictions where federally and nationally legal.

The notes will be senior unsecured obligations of Aphria and accrue interest payable semi-annually in arrears.  The notes will be convertible in certain circumstances into cash, Aphria common shares or a combination of cash and Aphria common shares, at Aphria's election. The interest rate, initial conversion rate, repurchase or redemption rights and other terms of the notes will be determined at the time of pricing of the offering.

This news release is neither an offer to sell nor a solicitation of an offer to buy the notes or the common shares of Aphria into which the notes may be convertible and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The offer and sale of the notes and any common shares of Aphria issuable upon conversion of the notes have not been registered under the Act or any state securities laws, or qualified for distribution by prospectus in Canada, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements, or sold in Canada absent an exemption from the prospectus requirements of Canadian securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements regarding Aphria's ability to consummate the offering, the final terms of the offering, the satisfaction of customary closing conditions with respect to the offering of the notes, prevailing market conditions, the anticipated use of net proceeds of the offering of the notes, which could change as a result of market conditions or for other reasons, and the impact of general economic, industry or political conditions in the United States, Canada or internationally. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks identified in the Company's public filings on SEDAR and EDGAR.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228; For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000

CO: Aphria Inc.

CNW 18:38e 16-APR-19